AB*
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06051316

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 W. Newport Ave.,
(No. and Street)

Chicago (City) Illinois (State) 60657 (Zip Code)

SEC MAIL RECEIVED PROCESSING 213 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew C. Coburn 773 388-8187
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S Western Ave. (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew C. Coburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn Group, LLC, as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
ELENA HUERTAS
Notary Public, State of Illinois
My Commission Expires Sept. 4, 2007

Signature

Managing Member
Title

OCT 21 2006
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Coburn Group, LLC

We have audited the accompanying statement of financial condition of Coburn Group, LLC as of September 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coburn Group, LLC as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 19, 2006

COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash	$	308,051
Fees receivable		176,761
Office furniture and equipment, net of $4,724 accumulated depreciation		4,015
TOTAL ASSETS	$	488,827

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	3,000
MEMBER'S CAPITAL	$	485,827
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	488,827

The accompanying notes are an integral part of this financial statement.

COBURN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on May 3, 2002. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the referral of customers to hedge funds.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2006 the Company's net capital and required net capital were $305,051 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 1%.

COBURN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2006

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

NOTE 4 - RELATED PARTIES

The Company paid $6,000 to the sole member for use of office space.

The sole member has provided administrative assistance to the Company without reimbursement.

NOTE 5 - OTHER

The Company earns fees from a hedge fund by referring customers to that hedge fund. All of the fee revenue on the statement of income was generated by the sole member of the Company. No compensation has been paid or incurred by the Company for the production of this revenue.

In October, 2006 a distribution of $260,000 was made to the sole member.